                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number  0-27142
                                                              -----------------

                             L & B Financial, Inc.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

       306 North Davis Street, Sulphur Springs, TX 75482 (903) 885-2121
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common stock, par value $0.01 per share
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                      None
--------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     [X]  Rule 12h-3(b)(1)(i)      [X]
     Rule 12g-4(a)(1)(ii)    [ ]  Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(2)(i)     [ ]  Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(ii)    [ ]  Rule 12h-3(b)(2)(ii)     [ ]
                                  Rule 15d-6               [ ]

     Approximate number of holders of record as of the certification or notice date: -0-


     Pursuant to the requirements of the Securities Exchange Act of 1934, Mid-Missouri Holding Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


            4/3/97               /s/ C. Glynn Lowe
Date:______________________   By:_______________________________________________
                                 C. Glynn Lowe, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXPLANATORY NOTE
----------------

     Effective February 28, 1997, L & B Financial, Inc., a Texas corporation ("L & B"), was acquired by Jefferson Savings Bancorp, Inc. ("Jefferson Bancorp"), through the merger (the "Merger") of L & B with and into Jefferson Bancorp's wholly-owned subsidiary, Jefferson Savings AcquisitionCo, Inc., a Missouri corporation ("AcquisitionCo"). Articles of Merger were filed with and authorized by the Secretary of State of the State of Missouri and the Secretary of State of the State of Texas effective as of February 28, 1997. AcquisitionCo was the surviving entity in the Merger, under its articles of incorporation, and L & B's existence, separate and apart from AcquisitionCo, ceased effective as of February 28, 1997. Pursuant to Section 1.05(e) of the Agreement and Plan of Merger dated September 25, 1996, with respect to the Merger, on February 28, 1997 all of the shares of common stock, par value $0.01 per share, of L&B were no longer outstanding and were canceled and retired and ceased to exist. Former holders of such stock thereafter were entitled only to receive the merger consideration in connection with the Merger.

                                       2